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Exhibit 99.(a)(1)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or transfer prior to 5.00pm on 29 July 2005, your entire holding of Existing Ordinary Shares in National Grid Transco, please send this document as soon as possible to the purchaser or transferee of those shares or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

JPMorgan Cazenove is regulated in the United Kingdom for the conduct of investment business by the Financial Services Authority and is acting exclusively for National Grid Transco and no-one else in connection with the Return of Cash and will not be responsible to any person other than National Grid Transco for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Return of Cash or the matters contemplated by this document. In the United States Cazenove Incorporated, the registered US broker-dealer affiliate of JPMorgan Cazenove, is also participating in the Initial Repurchase Offer.

Applications will be made to the UK Listing Authority and the London Stock Exchange, respectively, for the New Ordinary Shares and the B Shares resulting from the proposed Return of Cash to be admitted to the Daily Official List and to trading on the market for listed securities of the London Stock Exchange in place of the Existing Ordinary Shares. It is expected that dealings in the Existing Ordinary Shares will continue until 4.30pm on 29 July 2005 and that Listing of the New Ordinary Shares and the B Shares will become effective and dealings in them will commence on the London Stock Exchange at 8.00am on 1 August 2005.

If you are a US Holder, you will receive the US Supplemental Memorandum which gives further details relevant to you in respect of the Return of Cash, including the B Share Alternatives and the Capital Reorganisation. However, the US Supplemental Memorandum should be read in conjunction with this document and all other materials provided to you, as they all contain important information.

Circular to Shareholders

(registered in England and Wales with company number 4031152)

Proposed Return of Cash to Shareholders of 65 pence per Existing Ordinary Share, by way of one B Share for each Existing Ordinary Share
and a 43 for 49 Share Capital Consolidation and Notice of Extraordinary General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of National Grid Transco which is set out on pages 3 to 5 of this document and which recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

You should note that the Return of Cash is conditional upon, among other things, the approval by the Shareholders of resolution 1, which is to be proposed at the Extraordinary General Meeting.

A notice of the Extraordinary General Meeting, to be held at The International Convention Centre, Birmingham at 2.15pm or, if later, immediately following the AGM, on 25 July 2005, is set out at the end of this document. A Form of Proxy for use at the Extraordinary General Meeting is enclosed with this document. To be valid, a Form of Proxy must be received by post or (during normal business hours only) by hand at Capita Registrars, Corporate Actions, PO Box 40, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4YL by no later than 2.15pm on 23 July 2005. If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Capita Registrars (CREST participant ID RA10) so that it is received by no later than 2.15pm on 23 July 2005. The return of a completed Form of Proxy or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

This document contains certain forward-looking statements, which are subject to assumptions, risks and uncertainties. All such statements should be considered in light of the cautionary statement set out at the end of this document.

Neither the B Shares nor the New Ordinary Shares have been or will be registered under the Securities Act or the state securities laws of the United States and none of them may be offered or sold in the United States unless pursuant to a transaction that has been registered under the Securities Act and the relevant state securities laws or that is not subject to the registration requirements of the Securities Act or such laws, either due to an exemption therefrom or otherwise.

None of the B Shares, the New Ordinary Shares, the New ADRs or this document has been approved, disapproved or otherwise recommended by any US federal or state securities commission or any non-US securities commission or regulatory authority nor have such authorities confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Part 1 – Letter from the Chairman of National Grid Transco plc

1-3 Strand London WC2N 5EH www.ngtgroup.com
Registered Office: 1-3 Strand, London WC2N 5EH Registered in England and Wales No. 4031152
6 June 2005

Proposed Return of Cash to Shareholders of 65 pence per Existing Ordinary Share. To be approved at an Extraordinary General Meeting to be held on 25 July 2005.

1    Introduction

On 31 August 2004 we announced that we had reached agreement on the sales of four of our gas distribution networks for a total cash consideration of £5.8 billion and our intention, following the completion of these sales, to return £2 billion to Shareholders, representing 65 pence per Existing Ordinary Share.

The sales completed on 1 June 2005 and I am now writing to you to provide further details of the proposed return of £2 billion.

The return is being made using a B Share structure, which gives Shareholders a choice as to when and in what form they receive their proceeds from the Return of Cash.

This document describes these choices and how to make them. Your approval is being sought for the proposed Return of Cash at an Extraordinary General Meeting to be held at 2.15pm or, if later, immediately following the Annual General Meeting on 25 July 2005. The Notice of the EGM is set out in Part 10 of this document.

Shareholders should read the whole of this document and not just rely on the summarised information set out in this letter.

To assist US Holders in understanding the impact of the Return of Cash on their holdings in National Grid Transco we have prepared the US Supplemental Memorandum which they should read in conjunction with this document.

2    The Return of Cash

Under the Return of Cash Shareholders will receive:

1 B Share for every 1 Existing Ordinary Share held on the Record Date; and

43 New Ordinary Shares for every 49 Existing Ordinary Shares held on the Record Date

The main features of the B Shares, and the choices available to Shareholders, are summarised in paragraph 3 below.

The Existing Ordinary Shares will be replaced by the New Ordinary Shares so as to reduce the number of shares in issue to reflect the cash to be returned to Shareholders. This will make the market price and other Company data such as earnings and dividends per share comparable before and after the Return of Cash.

New Ordinary Shares will be traded on the London Stock Exchange in the same way as Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including their dividend, voting and other rights. New Ordinary Share certificates will be issued following the Capital Reorganisation.

Based on the closing middle market price of 546 pence per Existing Ordinary Share on 3 June 2005 (the latest practicable date prior to the posting of this document), the proposed Return of Cash to Shareholders represents approximately 11.9 per cent of National Grid Transco's market capitalisation at that date.

3    The B Share Alternatives

You will have the following alternatives in relation to your B Shares. Shareholders should read Part 7 'United Kingdom taxation in relation to the Return of Cash' since the three alternatives will have different UK tax consequences. US Holders should read the US Supplemental Memorandum, which will provide them with additional information relevant to their US tax position.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom or the United States should consult an appropriate professional adviser.

Alternative 1: Single B Share Dividend

If you choose this alternative in respect of your B Shares, you will receive a single dividend of 65 pence per B Share in respect of those B Shares, following which you will no longer hold those B Shares.

The Single B Share Dividend of 65 pence per B Share will generally be treated as income for UK tax purposes.

Alternative 2: Initial Repurchase Offer

If you choose this alternative in respect of your B Shares, JPMorgan Cazenove will buy those B Shares for 65 pence per B Share, free of all dealing expenses and commissions.

The payment by JPMorgan Cazenove of 65 pence for each B Share pursuant to the Initial Repurchase Offer will generally be treated as capital for UK tax purposes.

Alternative 3: Future Repurchase Offers

If you choose this alternative in respect of your B Shares, you will retain those B Shares and you will have the opportunity to sell them in the future for 65 pence per B Share, free of all dealing expenses and commissions. Additionally, while you hold those B Shares, you will be entitled to receive the B Share Continuing Dividend at the rate of 75 per cent of 12 month LIBOR, payable annually in arrears on the amount of 65 pence per B Share.

It is currently expected that there will be further offers by JPMorgan Cazenove to purchase B Shares on 8 August 2006 and 8 August 2007. Following the final Repurchase Offer, and in any event before 31 December 2009, the Company will convert any outstanding B Shares into New Ordinary Shares.

Any payment by JPMorgan Cazenove of 65 pence for each B Share purchased pursuant to any Future Repurchase Offers will generally be treated as capital for UK tax purposes.

If you do not properly complete and return your Election Form or if you are a CREST holder and you do not send a valid USE instruction, you will be deemed to have elected for Alternative 1: Single B Share Dividend.

Details of how to complete and return your Election Form are set out in Part 3 of this document.

Further information on each of the B Share Alternatives is set out in Part 4 of this document.

4    Key dates

A detailed timetable is set out in Part 2 of this document. However, there are three key dates in respect of the Return of Cash:

EGM	25 July 2005
Latest time for receipt of Election Forms or USE instructions in relation to the B Share Alternatives	4.30pm on 5 August 2005
Despatch of share certificates, sale advices and cheques, and CREST accounts credited	22 August 2005

5    Shareholder helpline and intended Shareholder dealing facility

If you have any queries in relation to the Election Form or Form of Proxy, you may call the Shareholder helpline on 0870 162 3137 (or +44 20 8639 3390 if calling from outside the UK) between 8.30am and 5.30pm on any Business Day. Please note that the Shareholder helpline will not provide advice on the merits of the Return of Cash or give any financial or tax advice.

The Company intends to offer a low cost share dealing facility to those Shareholders who are resident in the United Kingdom who hold fewer than 500 New Ordinary Shares. Details of this facility will be circulated with the despatch of the New Ordinary Share certificates.

6    Recommendation

Your Board are of the opinion that the Return of Cash and the resolutions to be proposed at the EGM are in the best interests of Shareholders as a whole. Accordingly, they unanimously recommend that you vote in favour of such resolutions, as they intend to do in respect of their own beneficial holdings amounting in aggregate to 537,264 Existing Ordinary Shares representing approximately 0.017 per cent of the current issued share capital of National Grid Transco. Summary explanations of the resolutions are set out in paragraph 13 of Part 4 of this document.

Yours sincerely

Sir John Parker
Chairman

Part 2 – Expected timetable of events1

2005

Latest time and date for receipt of Form of Proxy for Extraordinary General Meeting	2.15pm on 23 July

Annual General Meeting	2.00pm on 25 July

Extraordinary General Meeting[2]	2.15pm on 25 July

Latest time and date for dealings in Existing Ordinary Shares	4.30pm on 29 July

Record Date for the Capital Reorganisation. Existing Ordinary Share register closed and Existing Ordinary Shares disabled in CREST	5.00pm on 29 July

New Ordinary Shares and B Shares admitted to the Daily Official List and admitted to trading on the London Stock Exchange's market for listed securities	8.00am on 1 August

Dealings in the New Ordinary Shares and B Shares commence and enablement in CREST. New Ordinary Shares and B Shares entered into CREST	8.00am on 1 August

Latest time for receipt of Election Forms and USE instructions from CREST holders in relation to the B Share Alternatives	4.30pm on 5 August

B Share Record Date	4.30pm on 5 August

Single B Share Dividend declared and B Shares in respect of which the Single B Share Dividend is payable convert into Deferred Shares	8 August

JPMorgan Cazenove accepts B Shares for purchase under the Initial Repurchase Offer by means of an announcement on the Regulatory News Service of the London Stock Exchange	8 August

Despatch of New Ordinary Share certificates, retained B Share certificates, sale advices, cheques in respect of the Single B Share Dividend and/or B Shares purchased under the Initial Repurchase Offer, as appropriate and cheques for fractional entitlements, and CREST accounts credited	22 August

Notes:

1  This timetable only applies to owners of Existing Ordinary Shares. If you are an ADR Holder please refer to the 'Timetable for ADR Holders' on page 7 of the US Supplemental Memorandum.

2  The EGM will start at 2.15pm or, if later, immediately following the AGM.

References to time in this document are to London time.

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.

All events in the above timetable following Listing are conditional upon Listing.

Part 3 – Completing your Election Form

Your Election Form (marked Return of Cash Election Form, D) is attached to the proxy cards for the AGM and EGM. Shareholders electing through CREST should not complete an Election Form but instead should refer to paragraph 4 of Part 8 of this document.

Shareholders wishing to receive the Single B Share Dividend on all of their B Shares should NOT complete or return the Election Form. The Single B Share Dividend will be paid automatically on all B Shares in respect of which the Shareholder has not elected for the other alternatives.

The following instructions set out what you should do when completing your Election Form. Any decisions you reach should be based on the information contained in this document.

References to Boxes refer to the boxes indicated on the Election Form.

Name(s) of Shareholder(s)

The Election Form shows the name of the shareholder, or names of joint shareholders, of B Shares for which an election can be made. When the Election Form is completed the shareholder, or all joint shareholders, need to sign the Election Form (in Box 4) and these signatures need to be witnessed (the witness must be over 18 years of age and cannot be the shareholder or one of the joint shareholders, although one person could separately witness the signature of all joint shareholders).

Number of shares held

Box 1 shows the number of Ordinary Shares held as at 25 May 2005. If you do not buy, sell or transfer any Ordinary Shares between 25 May 2005 and 29 July 2005 or buy, sell or transfer any B Shares between 1 August 2005 and 5 August 2005, then this number will also be the number of B Shares that you will hold at the B Share Record Date and may make an election for. If you do buy, sell or transfer any Ordinary Shares or B Shares you should take care to ensure that your election is in respect of the number of B Shares that will be registered in your name(s) on 5 August 2005.

TO CHOOSE ONE ALTERNATIVE FOR ALL OF YOUR B SHARES:

To choose Alternative 1: the Single B Share Dividend for all of your B Shares you need take no further action. You should not complete and return the Election Form. Shareholders who do not return the Election Form will automatically receive the Single B Share Dividend payment on all of their B Shares.

To choose Alternative 2: the Initial Repurchase Offer for all of your B Shares you should write ALL in Box 2.

To choose Alternative 3: the Future Repurchase Offers for all of your B Shares you should write ALL in Box 3.

TO SPLIT YOUR B SHARES BETWEEN MORE THAN ONE ALTERNATIVE:

To split your B Shares between Alternatives 2 and 3:

Enter, in numbers, the number of B Shares you wish to be subject to the Initial Repurchase Offer in Box 2 and write the word BALANCE in Box 3.

To split your B Shares between Alternatives 1 and 2:

Enter, in numbers, the number of B Shares you wish to be subject to the Initial Repurchase Offer in Box 2 and leave Box 3 blank. The balance of your holding will receive Alternative 1: the Single B Share Dividend.

To split your B Shares between Alternatives 1 and 3:

Enter, in numbers, the number of B Shares you wish to retain for Future Repurchase Offers in Box 3 and leave Box 2 blank. The balance of your holding will receive Alternative 1: the Single B Share Dividend.

To split your B Shares between Alternatives 1, 2 and 3:

Enter, in numbers, the number of B Shares you wish to be subject to the Initial Repurchase Offer in Box 2 and the number of B Shares you wish to retain for Future Repurchase Offers in Box 3. The balance of your holding will receive Alternative 1: the Single B Share Dividend.

The following instructions set out default positions where Election Forms are incorrectly completed:

If you enter a number in Box 2 that is greater than your shareholding on 5 August 2005 your election in respect of Alternative 2: the Initial Repurchase Offer will be reduced to your actual holding.

If you leave Box 2 blank and enter a number in Box 3 that is greater than your shareholding on 5 August 2005 your election in respect of Alternative 3: the Future Repurchase Offers will be reduced to your actual holding.

If you have chosen to split your election between Alternatives 2 and 3 and the total of B Shares entered in Boxes 2 and 3 is greater than your shareholding on 5 August 2005, your election in respect of Alternative 2: the Initial Repurchase Offer will be fulfilled first, and, if this does not exceed your actual holding, the balance of your holding will receive Alternative 3: the Future Repurchase Offers.

If you choose Alternative 2: Initial Repurchase Offer for your entire holding by entering ALL in Box 2, anything entered in Box 3 will be disregarded.

Final instructions on completing your Election Form:

Once completed, signed and witnessed the Election Form should be returned in the reply-paid envelope provided. No stamps will be needed if posted in the UK. To be valid, Election Forms must be returned by 4.30pm on 5 August 2005. If you do not use the envelope provided, the Election Form should be sent to Capita Registrars, Corporate Actions, PO Box 40, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4YL (postage will be payable).

If you need assistance in completing the Election Form or have any queries relating to it, you should telephone the Shareholder helpline on 0870 162 3137 (or +44 20 8639 3390 if calling from outside the UK) between 8.30am and 5.30pm on any Business Day. Please note that the Shareholder helpline will not provide advice on the merits of the Return of Cash or give any financial or tax advice.

ADR Holders should not complete an Election Form as they will be sent a separate Letter of Election and Transmittal, together with the US Supplemental Memorandum, which contains important information in respect of the Return of Cash. Any ADR Holders who do not receive a Letter of Election and Transmittal or a copy of the US Supplemental Memorandum should contact the US Information Agent on +1 800 241 6711 to obtain copies.

Part 4 – Details of the Return of Cash

1    Return of Cash

The Return of Cash consists of the Capital Reorganisation (see paragraph 2 below) and the B Share Alternatives (see paragraphs 3 and 4 below).

Conditions to the implementation of the Return of Cash

The Return of Cash is conditional on:

(i)    the approval by Shareholders of the resolutions to be proposed at the EGM; and

(ii)    Listing.

If these conditions are not satisfied by 8.00am on 1 August 2005 or such later time and/or date as the Directors may determine, subject to compliance with the Exchange Act, no New Ordinary Shares or B Shares will be created and the Return of Cash will not take effect.

2    Capital Reorganisation

Allotment of B Shares and admission to the Daily Official List

It is proposed to capitalise a sum not exceeding £315 million standing to the credit of the Company's share premium account which will be applied in paying up in full up to 3,150 million B Shares, to be allotted to Shareholders on the basis of one B Share for each Existing Ordinary Share held at the Record Date.

The B Shares will carry the right to a non-cumulative preferential dividend and have limited voting rights as more fully set out in Part 5 of this document.

Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have any B Shares credited to their CREST account.

Application will be made for the B Shares to be admitted to the Daily Official List and to trading on the London Stock Exchange's market for listed securities, with dealings expected to commence on 1 August 2005. The Company will apply for the B Shares to be admitted to CREST with effect from Listing so that general market transactions in the B Shares may be settled within the CREST system.

Share Capital Consolidation

The Existing Ordinary Shares will be subdivided and consolidated so that Shareholders will receive 43 New Ordinary Shares for every 49 Existing Ordinary Shares they own at 5.00pm on 29 July 2005. The intention is that, subject to normal market movements, the share price of one New Ordinary Share immediately after Listing should be approximately equal to the share price of one Existing Ordinary Share immediately beforehand. The ratio used for the Share Capital Consolidation has been set by reference to the closing middle market price of 546 pence per Existing Ordinary Share on 3 June 2005 (the latest practicable date prior to the posting of this document) after adjusting for the proposed final dividend of 15.2 pence per Existing Ordinary Share. The effect of this will be to reduce the number of issued ordinary shares to reflect the return of 65 pence per B Share to Shareholders, but Shareholders will own the same proportion of National Grid Transco as they did previously, subject to fractional entitlements.

The Share Capital Consolidation will take place immediately after the allotment of the B Shares.

New Ordinary Shares will be traded on the London Stock Exchange in the same way as Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including their dividend, voting and other rights. New Ordinary Share certificates will be issued following the Capital Reorganisation.

Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have any New Ordinary Shares credited to their CREST account.

Application will be made for the New Ordinary Shares to be admitted to the Daily Official List and to trading on the London Stock Exchange's market for listed securities, with dealings expected to commence on 1 August 2005. The Company will apply for the New Ordinary Shares to be admitted to CREST with effect from Listing so that general market transactions in the New Ordinary Shares may be settled within the CREST system.

Fractional entitlements to New Ordinary Shares

Unless a holding of Existing Ordinary Shares is exactly divisible by 49, a Shareholder will have a fractional entitlement to a New Ordinary Share following the Share Capital Consolidation. So, for example, a Shareholder having 100 Existing Ordinary Shares would, after the Share Capital Consolidation, be entitled to 87 New Ordinary Shares and a fractional entitlement to 0.76 of a New Ordinary Share.

These fractional entitlements of all Shareholders will be aggregated and sold in the market on their behalf. The proceeds of sale will be distributed pro rata to the relevant Shareholders. Cheques in respect of the proceeds of sale are expected to be despatched to relevant Shareholders or CREST accounts credited with the proceeds, as appropriate, together with certificates for New Ordinary Shares and B Shares, where applicable, on 22 August 2005.

Should the cash consideration for your fractional entitlement be less than £1, you will not receive a cheque in respect of that entitlement; rather, the proceeds will be retained by the Company and donated to a charity of the Company's choice.

3    Single B Share Dividend

Shareholders may elect to receive a Single B Share Dividend of 65 pence per B Share in respect of all or some of their B Shares.

To elect for the Single B Share Dividend in respect of all of your B Shares you need take no further action and do not need to return your Election Form. To elect for the Single B Share Dividend in respect of some of your B Shares you should follow the instructions in Part 3 of this document.

Following payment of the Single B Share Dividend, those B Shares on which the Single B Share Dividend has been paid will be converted into Deferred Shares, with the Shareholder receiving one Deferred Share for each such B Share. The Deferred Shares will not be listed, will not confer any rights to the B Share Continuing Dividend, will carry extremely limited rights as more fully described in Part 6 of this document and will have negligible value.

The Company may repurchase all Deferred Shares then in issue at any time for an aggregate consideration of one pence. If the Company repurchases the Deferred Shares, this will be treated as a disposal of the Deferred Shares by Shareholders.

Shareholders should carefully read Part 7 'United Kingdom taxation in relation to the Return of Cash' of this document, including, in particular, paragraph 2, before deciding whether to elect for the Single B Share Dividend.

It is expected that Shareholders receiving the Single B Share Dividend will be sent cheques or their CREST accounts credited in respect of such Single B Share Dividend on 22 August 2005 (or such later date as the Directors may determine). No share certificates will be issued in respect of the B Shares on which the Single B Share Dividend is paid nor in respect of the Deferred Shares.

4    Repurchase Offers

Shareholders may elect to have all or some of their B Shares purchased under the Initial Repurchase Offer or to hold all or some of their B Shares for repurchase through the Future Repurchase Offers that are expected to be made.

Following completion of any Repurchase Offer, JPMorgan Cazenove will have the right to require the Company to purchase from JPMorgan Cazenove, at 65 pence per B Share, those B Shares purchased from Shareholders pursuant to any Repurchase Offer. Any B Shares repurchased by the Company from JPMorgan Cazenove will be cancelled and will not be held as treasury shares.

Initial Repurchase Offer

Under the Initial Repurchase Offer, Shareholders may elect to have all or some of their B Shares purchased by JPMorgan Cazenove, acting as principal, on 8 August 2005, at 65 pence per B Share, free of all dealing expenses and commissions. The Initial Repurchase Offer may be withdrawn or terminated if any of the conditions are not satisfied by 8.00am on 1 August 2005. It may also be extended at any time or from time to time (without an obligation to do so, other than as may be required under the Exchange Act or other applicable law). Any proposed extension, withdrawal or termination of the Initial Repurchase Offer will be publicly announced no later than 9.00am on the Business Day following the occurrence of the event giving rise to the amendment or extension.

To elect for the Initial Repurchase Offer in respect of all or some of your B Shares you must complete Box 2 and sign Box 4 on your Election Form.

Shareholders should carefully read Part 7 'United Kingdom taxation in relation to the Return of Cash' of this document, including, in particular, paragraph 3, before deciding whether to elect for the Initial Repurchase Offer.

It is expected that Shareholders whose B Shares are purchased will be sent cheques and sale advices in respect of such purchase on 22 August 2005 (or such later date as the Directors may determine). No share certificates will be issued in respect of B Shares that are purchased under the Initial Repurchase Offer.

Future Repurchase Offers

Shareholders may elect to retain all or some of their B Shares and will be entitled to receive a non-cumulative preferential dividend (on a notional value of 65 pence per B Share) at a rate of 75 per cent of 12 month LIBOR per annum. This B Share Continuing Dividend will be payable annually in arrears on 7 August or such later date as the Directors may determine (or if such a date is not a Business Day, the next Business Day).

Shareholders should carefully read Part 7 'United Kingdom taxation in relation to the Return of Cash' of this document, including, in particular, paragraphs 4 and 5, before deciding whether to elect for the Future Repurchase Offers.

It is expected that the Future Repurchase Offers will be made by JPMorgan Cazenove on 8 August 2006 and 8 August 2007. Following the final Repurchase Offer, and in any event before 31 December 2009, the Company will convert any outstanding B Shares into New Ordinary Shares.

To elect to retain all or some of your B Shares you should complete Box 3 and sign Box 4 on your Election Form.

There can be no assurance that an active market for B Shares will develop or be sustained.

5    Terms of the Initial Repurchase Offer

The following terms will apply to the Initial Repurchase Offer:

(i)
no contract with JPMorgan Cazenove will arise in relation to the sale and purchase of any B Shares, or under which JPMorgan Cazenove may (subject to conditions or otherwise) become entitled or obliged to purchase any B Shares, until JPMorgan Cazenove makes the Initial Repurchase Offer, which is expected to be by way of an announcement through the Regulatory News Service of the London Stock Exchange on 8 August 2005;

(ii)
the Election Form and all contracts resulting therefrom will be governed by and construed in accordance with English law. Execution by or on behalf of a Shareholder of an Election Form constitutes their submission, in relation to all matters arising out of or in connection with such form and the exercise of the powers of the agent elected thereunder, to the exclusive jurisdiction of the English courts;

(iii)
upon execution of the Election Form the Shareholder represents and warrants that he or she has full power and authority to tender, sell, assign and transfer the B Shares to which the Initial Repurchase Offer and the Election Form relate and that when such B Shares are accepted for purchase by JPMorgan Cazenove, JPMorgan Cazenove will acquire such B Shares free and clear from all liens, charges, restrictions, claims, equitable interests and encumbrances. In addition, by execution of the Election Form the Shareholder (i) agrees that he or she will do all other things and execute any additional documents which may be necessary or, in the opinion of JPMorgan Cazenove, desirable to effect the purchase of the B Shares by JPMorgan Cazenove and/or to perfect any of the authorities expressed to be given under the Election Form and (ii) acknowledges that JPMorgan Cazenove shall not have any liability whatsoever to such Shareholder in respect of acts done or omitted to be done by it on behalf of such Shareholder in connection with the instructions given to it by such Shareholder pursuant to the Election Form or otherwise in relation to the Initial Repurchase Offer; and

(iv)
no authority conferred by or agreed to by execution of the Election Form shall be affected by, and all such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

6    Withdrawal rights

Shareholders should note that any election relating to the B Share Alternatives or tenders of B Shares may be withdrawn by Shareholders at any time prior to the end of the Election Period. Thereafter, such election or tender is irrevocable. If the period of time during which the Initial Repurchase Offer is open is extended, if there is a delay in accepting for payment or paying for B Shares, or if it is not possible to accept for payment or pay for B Shares as provided, for any reason, then, without prejudice to the rights of the Company and JPMorgan Cazenove under the Return of Cash, Capita Registrars and JPMorgan Cazenove will retain all B Shares tendered, and such B Shares may not be withdrawn, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the offer.

For a withdrawal of B Shares to be effective, an original notice of withdrawal signed by the person(s) who signed the relevant Election Form must:

(i)
be received by post or (during normal business hours only) by hand at Capita Registrars, Corporate Actions, PO Box 40, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4YL by 4.30pm on 5 August 2005; and

(ii)
specify the name(s) of the person(s) who tendered the B Shares to be withdrawn and the number of B Shares to be withdrawn.

In the case of elections made through a financial intermediary, upon receipt of a valid notice of withdrawal, the Company and JPMorgan Cazenove will cause Capita Registrars to take any actions required to be taken by it to permit the removal of the block on the withdrawn shares. Shareholders should contact the financial institution through which they tendered their B Shares to determine what actions, if any, the financial institution may need to take to assure the removal of the block on the withdrawn B Shares.

Withdrawals may not be rescinded and B Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Initial Repurchase Offer. However, withdrawn B Shares may be retendered again pursuant to Alternative 2 at any time prior to the end of the Election Period.

The Company jointly with JPMorgan Cazenove will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in their discretion, which determination shall be final and binding. The Company jointly with JPMorgan Cazenove also reserve the absolute right to waive any defect or irregularity in the withdrawal of B Shares by any Shareholder, and such determination will be binding on such Shareholder. None of the Company, JPMorgan Cazenove, Capita Registrars or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

7    Non-United Kingdom Shareholders

Shareholders who are not resident in the United Kingdom or who are citizens, residents or nationals of other countries should consult their professional advisers to ascertain whether the Return of Cash will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom or a citizen, resident or national of another country wishing to receive the Single B Share Dividend or have B Shares purchased or otherwise dispose of any shares in the Company to satisfy himself as to full observance of the laws of each relevant jurisdiction in connection with the Return of Cash, including the obtaining of any government, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the issue or purchase of B Shares or the Single B Share Dividend constitutes an invitation, offer or other action on the part of the Company in any jurisdiction in which such invitation, offer or other action is unlawful.

In the event that the Company is advised that it would or might be in breach of legal or regulatory requirements in any jurisdiction, or the Company would or might be required to make filings or take any other action in any jurisdiction as a result of its issuing B Shares to Shareholders who have registered addresses in any overseas jurisdiction or who are citizens, residents or nationals of other countries, it is proposed that the B Shares to which such Shareholders are entitled will nevertheless be allotted to such Shareholders but may be issued to a nominee and then sold with the net proceeds of sale being remitted to such Shareholders.

The above provisions of this paragraph relating to overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by the Company in its absolute discretion.

If you are a US Holder, you are entitled to participate in the Return of Cash and you will receive the US Supplemental Memorandum which gives further details relevant to you in respect of the Return of Cash, including the B Share Alternatives and the Capital Reorganisation. However, the US Supplemental Memorandum should be read in conjunction with this document and all other materials provided to you, as they all contain important information.

8    Extraordinary General Meeting

An EGM will be held at 2.15pm or, if later, immediately following the AGM, on 25 July 2005. The EGM notice is set out in Part 10 of this document.

You will find enclosed with this document a Form of Proxy for use in respect of the EGM.

Whether or not you intend to be present at the EGM, you are requested to complete and sign the Form of Proxy and return it, in accordance with the instructions printed on it, by post or (during normal business hours only) by hand to Capita Registrars, Corporate Actions, PO Box 40, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4YL to arrive as soon as possible and, in any event, no later than 2.15pm on 23 July 2005. Completion and return of the Form of Proxy will not prevent you from attending the EGM and voting in person should you wish to do so.

If you are an ADR Holder, you will receive an ADR Voting Instruction Card from the Depositary or your financial intermediary. If ADR Holders wish to attend the EGM in person, they should contact the Depositary.

9    Share certificates

From Listing of the New Ordinary Shares your Existing Ordinary Share certificate will no longer be valid. New Ordinary Share certificates will only be issued following the Share Capital Consolidation. It is therefore important that, if you hold certificates in respect of your Existing Ordinary Shares, you retain them for the time being until New Ordinary Share certificates are despatched, which is expected to be on 22 August 2005. Following this date, the certificates in respect of the Existing Ordinary Shares can be destroyed. Share certificates are despatched to Shareholders at their own risk.

For Shareholders wishing to hold any New Ordinary Shares and B Shares through the CREST system, the relevant CREST accounts are expected to be credited at 8.00am on 1 August 2005. Shareholders holding New Ordinary Shares and B Shares through the CREST system will not receive any share certificates.

No share certificates will be issued by the Company in respect of any B Shares on which a Single B Share Dividend is paid, in respect of any B Shares purchased pursuant to the Initial Repurchase Offer nor in respect of any Deferred Shares.

10  Amendments to the Articles of Association

A number of consequential amendments to the Articles of Association are required in order to implement the Return of Cash. These amendments are set out in Part 5 and Part 6 of this document.

11  National Grid Transco Share Schemes

Participants in the National Grid Transco Share Incentive Plan, the Lattice Group AESOP, the National Grid Transco Share Matching Plan 2002 and the Lattice Group Short Term Incentive Scheme are the beneficial owners of Existing Ordinary Shares and so will participate in the Return of Cash. B Shares will be held by the relevant trustees on the same basis as Existing Ordinary Shares subject to those schemes.

Participants in all of the other National Grid Transco Share Schemes are not the beneficial owners of Existing Ordinary Shares under those schemes and so will not participate in the Return of Cash. No adjustment will be required to the number of shares over which participants in these schemes have options or awards, nor to the amount payable on the exercise of such options or awards. Therefore options and awards over Existing Ordinary Shares will take effect as options and awards over the same number of New Ordinary Shares, which are expected to have approximately the same market value following the Capital Reorganisation as Existing Ordinary Shares.

Separate letters are being sent to the participants in the National Grid Transco Share Schemes in respect of the Return of Cash.

12  Dealings and despatch of documents

The Return of Cash will be made by reference to holdings of Existing Ordinary Shares on the register of members as at the Record Date.

It is expected that dealings and settlement within the CREST system of the Existing Ordinary Shares will continue until the Record Date when, in the case of Existing Ordinary Shares held in certificated form, the register of members will be closed for transfers and no further transfers of Existing Ordinary Shares will be able to be made. The registration of uncertificated holdings in respect of the Existing Ordinary Shares will be 'disabled' in CREST on the Record Date.

The Company expects to despatch on 22 August 2005 definitive share certificates in respect of the New Ordinary Shares held in certificated form and in respect of any B Shares which have not been purchased under the Initial Repurchase Offer, nor have been or are to be converted into Deferred Shares. From Listing of the New Ordinary Shares, certificates in respect of the Existing Ordinary Shares will no longer be valid. Share certificates are despatched at the Shareholders' own risk.

It is expected that Shareholders who hold their Existing Ordinary Shares through the CREST system will, on Listing, have their CREST accounts credited with the New Ordinary Shares and B Shares.

Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of New Ordinary Shares held in certificated form and of any B Shares which are not to be or have not been purchased under the Initial Repurchase Offer nor have been or are to be converted into Deferred Shares will be certified against the register held by Capita Registrars.

It is expected that cheques in respect of B Shares purchased under the Initial Repurchase Offer, Single B Share Dividends and any fractional entitlements, will be despatched to relevant Shareholders or relevant Shareholders will have their CREST accounts credited with the proceeds, as appropriate, on 22 August 2005. Cheques are despatched at the Shareholders' own risk.

JPMorgan Cazenove will act as market maker in the B Shares and, subject to the relief granted by the SEC, may effect sales and purchases of B Shares from the date of the Initial Repurchase Offer.

13  Summary explanation of resolutions to be put to the EGM

Ordinary resolutions will be passed if more than 50 per cent of the votes cast are in favour. Special resolutions will be passed if at least 75 per cent of the votes cast are in favour.

Resolution 1: Return of Cash

This special resolution is conditional on Listing and sets out the formal mechanics for the implementation of the Return of Cash:

(a)
this paragraph proposes to increase the authorised share capital of the Company by 63 per cent from £500 million to £815 million by the creation of 3,150 million B Shares;

(b)
this paragraph proposes to authorise the Directors to:

(i)
capitalise a sum not exceeding £315 million standing to the credit of the Company's share premium account to pay up in full the B Shares; and

(ii)
allot and issue the B Shares up to an aggregate amount of £315 million to Shareholders on the basis of one B Share for each Existing Ordinary Share held on the Record Date. The authority granted to the Directors will expire on the earlier to occur of the conclusion of the Annual General Meeting of the Company to be held in 2006 or 15 months from the date of the passing of this resolution;

(c)
this paragraph sets out the procedure by which the Directors intend to consolidate and subdivide the Existing Ordinary Shares into New Ordinary Shares. All fractional entitlements which arise will be aggregated and sold on behalf of the Shareholders entitled to them with net proceeds of sale, in excess of £1, distributed in due proportion to them. The proceeds of sale from fractional entitlements not exceeding £1 will be retained by the Company and donated to a charity of the Company's choice;

(d)
this paragraph sets out the procedure for consolidating and subdividing all authorised but unissued Existing Ordinary Shares into New Ordinary Shares;

(e)
this paragraph gives authority for market purchases by the Company of B Shares at a maximum price of 65 pence plus any accrued dividend. Such authority will expire at the end of the Annual General Meeting of the Company to be held in 2006 or 15 months from the date of the passing of this resolution, whichever is the earlier; and

(f)
this paragraph approves the terms of the proposed contract between JPMorgan Cazenove and the Company under which JPMorgan Cazenove will be entitled to require the Company to repurchase the B Shares acquired by JPMorgan Cazenove pursuant to the Initial Repurchase Offer at 65 pence per B Share plus stamp duty (if any) payable by JPMorgan Cazenove under the Initial Repurchase Offer. Such authority will expire 18 months from the date of the passing of this resolution.

Resolution 2: To authorise the Directors to allot Ordinary Shares

This resolution seeks Shareholder authority to allow the Directors to allot Ordinary Shares up to an aggregate nominal value of £103 million. It complies with investor protection guidelines, which allow the issue of up to one third of a company's issued ordinary share capital. The Directors currently have no intention of issuing Ordinary Shares, other than in connection with the exercise of options under National Grid Transco Share Schemes.

Resolution 3: To disapply pre-emption rights

If the Company issues Ordinary Shares for cash it must first offer them to existing Shareholders in proportion to their current holdings (pre-emption rights). This resolution modifies these rights to deal with legal, regulatory or practical problems that may arise. This resolution also seeks Shareholder authority to issue a limited number of shares for cash without first offering them to Shareholders in proportion to their existing holdings. The resolution complies with investor protection guidelines, which limit any issue to 5 per cent of a company's issued ordinary share capital. This resolution seeks authority to issue Ordinary Shares up to an aggregate nominal value of £15 million. These limitations will also apply to treasury shares sold other than proportionally to existing Shareholders.

Resolution 4: To authorise the Company to make market purchases of Ordinary Shares

In some circumstances companies may find it advantageous to use surplus funds to purchase their own shares in the market. This can lead to increases in future earnings on those shares not purchased. This resolution complies with investor protection guidelines, which limit share purchases to 10 per cent of a company's issued ordinary share capital. This resolution seeks authority to purchase up to 271,185,097 New Ordinary Shares if resolution 1 is passed and up to 309,024,879 Existing Ordinary Shares if resolution 1 is not passed. The Directors confirm that they will only purchase shares where they believe the effect would be to increase earnings per share and would be in the best interests of Shareholders. As at the date of the notice of the EGM, options were outstanding over 40,938,058 Ordinary Shares in National Grid Transco, representing approximately 1.32 per cent of the issued ordinary share capital. If the proposed market purchase authority were used in full, shares over which options were outstanding would represent approximately 1.51 per cent of National Grid Transco's adjusted ordinary share capital.

Companies are now allowed to hold repurchased shares as treasury shares rather than cancelling them. Although treasury shares can be cancelled, they can also be sold for cash or used to satisfy share options under National Grid Transco Share Schemes. Sales of treasury shares will be subject to pre-emption rights (except to the extent that any sales are within the limited disapplication provided by resolution 3).

The Company will consider holding any of its own shares that it purchases pursuant to this authority as treasury shares. This would give the Company the ability to sell treasury shares in the market quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base. Alternatively, in the light of prevailing circumstances, it may be decided to cancel the shares immediately on repurchase or to hold the shares in treasury for transfer to satisfy share options under National Grid Transco Share Schemes. Any cancellation of repurchased shares would reduce the number of shares in issue, and for most purposes shares held in treasury are treated as if they had been cancelled (e.g. they carry no voting rights and do not receive dividends).

Resolution 5: Amendments to the Company's Articles of Association

This special resolution proposes the amendment to the Company's Articles of Association in order to incorporate the terms of the B Shares and the Deferred Shares as set out in Part 5 and Part 6, respectively, of this document.

Part 5 – Rights and restrictions attached to the B Shares

The following sets out the amendments which are proposed to be made to the Articles of Association of the Company under resolutions to be proposed at the EGM.

At the AGM, a resolution is being proposed to amend the Articles of Association whether or not the resolutions to be proposed at the EGM are passed. Accordingly, if the revised Articles are approved and adopted the following paragraphs will be inserted as Article 142 and if the revised Articles are not approved and adopted the paragraphs will be inserted as Article 165 and renumbered accordingly:

'142 Rights and Restrictions attached to the B Shares

(A)
Election Form
(a)
Together with a circular to Shareholders dated 6 June 2005 (the 'Circular') holders of ordinary shares were sent a form of election relating to the B Shares (the 'Election Form') under which they could elect in relation to any B Shares to be issued to them to; (i) receive the Single B Share Dividend (as defined below); (ii) accept an offer by JP Morgan Cazenove Limited to purchase the B Shares (the 'Initial Repurchase Offer'); or (iii) retain B Shares and receive the B Share Continuing Dividend (as defined below).

(b)
Holders of B Shares who have not returned a duly completed Election Form by 4.30pm on 5 August 2005 (or such later time and/or date as the Directors may determine) electing (revocably until that time) to accept the Initial Repurchase Offer or to retain their B Shares and receive the B Share Continuing Dividend will be deemed instead to have elected to receive the Single B Share Dividend (as described in Article 142(B) below) in relation to each B Share held by them.

(c)
The Directors may, if they so determine in their absolute discretion, accept an Election Form which is received after the relevant time or which is not correctly completed. The Directors may, in addition, if they so determine in their absolute discretion, treat any other document or action as a valid Election Form or as the completion or delivery of a valid Election Form, as the case may be.

(B)
Income
(a)
Out of the profits available for distribution, a single dividend of 65 pence per B Share (the 'Single B Share Dividend') shall be payable to those holders of B Shares who have elected or are deemed pursuant to Article 142(A)(b) above to have elected to receive the Single B Share Dividend.

(b)
Such dividend shall, if declared, become payable on 8 August 2005 or such later date as the Directors may determine (the 'Single Dividend Date'). Each B Share in respect of which such dividend becomes payable shall, on such date (or such other date as the Directors may determine), be automatically converted into a deferred share of 10 pence nominal value with the rights and restrictions described in Article 142(I) (a 'Deferred Share').

(c)
Out of the profits available for distribution in respect of each financial year or other accounting period of the Company, the holders of the B Shares who have elected to retain their B Shares shall be entitled, in priority to any payment of dividend or other distribution to the holders of any New Ordinary Shares and before profits are carried to reserves, to be paid a non-cumulative preferential dividend (the 'B Share Continuing Dividend') at such annual rate on a value of 65 pence per B Share as is calculated in accordance with Articles 142(B)(e) and 142(B)(f) below rounded down to the nearest 1/10 penny (exclusive of any associated tax credit relating thereto but inclusive of any withholding tax deductible therefrom).

(d)
The first B Share Continuing Dividend will be in respect of the period commencing on the Single Dividend Date as defined under Article 142(B)(b), and is to be paid in arrears on 7 August 2006 (or such later date as the Directors may determine) and thereafter, such dividend will be paid (without having to be declared) annually in arrears on 7 August (or such later date as the Directors may determine) in each year or, if any such date would otherwise fall on a date which is not a Business Day (as defined below) it shall be postponed to the next day which is a Business Day (without any interest or payment in respect of such delay being charged) (each, a 'Payment Date').

(e)
Each twelve month period ending on 7 August is called a 'Calculation Period'. The annual rate applicable to each Calculation Period shall be 75 per cent of 12 month LIBOR for the Calculation Period in question which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it or have replaced it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11.00am (London time) on the first Business Day of such Calculation Period.

(f)
If the offered rate so appearing is replaced by the corresponding rates of more than one bank then Article 142(B)(e) above shall be applied, with any necessary consequential changes, to the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent) of the rates (being at least two) which so appear, as determined by the Company. If for any other reason such offered rate does not so appear, or if the relevant page is unavailable, the Company will request each of the banks whose offered rates would have been used for the purposes of the relevant page, if the event leading to the application of this Article 142(B)(f) had not happened, through its principal London office to provide the Company with its offered quotation to leading banks for pounds sterling deposits in London for the Calculation Period concerned as at 11.00am (London time) on the first Business Day of such Calculation Period.

  The rate for such Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent) of such quotations (or of such of them, being at least two, as are so provided), as determined by the Company.

(g)
In this paragraph, the expression 'Business Day' means a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London; and 'non-cumulative' in relation to the B Share Continuing Dividend means that the dividend payable on each Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting reference periods) without any right in the case of a deficiency to resort to profits made in subsequent accounting reference periods.

(h)
Payments of the B Share Continuing Dividend under Article 142(B)(d) shall be made to holders on the Company's relevant register on a date selected by the Directors, being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, on the date falling 15 days) prior to the relevant Payment Date.

(i)
The holders of the B Shares shall not be entitled to any further right of participation in the profits of the Company.

(j)
All B Share Continuing Dividends payable on the B Shares which are unclaimed for a period of 12 years from the date of due payment shall be forfeited and shall revert to the Company.

(C)
Capital
(a)
Except as provided in Article 142(F) below, on a return of capital on winding-up (excluding any intra-group reorganisation on a solvent basis), the holders of the B Shares shall be entitled, in priority to any payment to the holders of New Ordinary Shares, to 65 pence per B Share held by them, together with a sum equal to the relevant proportion of the B Share Continuing Dividend (if any) under Article 142(B)(c) which would have been payable, if the winding-up had taken effect on the last day of the then current Calculation Period, the relevant proportion being the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 8 August 2005, the Single Dividend Date) to, but excluding, the date of such winding-up, divided by 365.

(b)
The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by him shall be rounded up to the nearest whole penny.

(c)
The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company in excess of that specified in Article 142(C)(a) above. If on such a winding-up the amounts available for payment are insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(D)
Attendance and voting at general meetings
(a)
The holders of the B Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company nor to attend, speak or vote at any such general meeting unless:

(i)
the business of the meeting includes the consideration of a resolution for the winding-up (excluding any intra-group reorganisation on a solvent basis) of the Company, in which case the holders of the B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on any such resolution; or

(ii)
at the date of the notice convening the meeting, the B Share Continuing Dividend has remained unpaid for six months or more from any Payment Date, in which case the holders of the B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote on all resolutions.

(b)
Whenever the holders of the B Shares are entitled to vote at a general meeting of the Company, on a show of hands every holder thereof who (being an individual) is present in person or (being a corporation) by a representative shall have one vote, and on a poll every such holder shall have such number of votes as he would be entitled to exercise had he been the holder of the New Ordinary Shares arising if the B Shares registered in the name of such holder had been converted into such New Ordinary Shares immediately prior to such meeting in accordance with the rights of the B Shares.

(E)
Company's right to purchase
(a)
Subject to the provisions of the Companies Act and to compliance with applicable securities law and regulations but without the need to obtain the sanction of an extraordinary resolution of the holders of the B Shares, the Company may at any time and at its sole discretion purchase B Shares (i) in the market or (ii) by tender available alike to all holders of B Shares or (iii) by private treaty, in each case at a price and upon such other terms and conditions as the Directors may think fit.

(b)
Subject to the provisions of the Companies Act, and pursuant to the authority provided in Article 142(E)(a) above, the Company may, at any time after 8 August 2007, without obtaining the sanction of the holders of the B Shares:

(i)
appoint any person to execute on behalf of all the holders of the B Shares a transfer of all of the B Shares or any part thereof (and/or an agreement to transfer the same) to the Company or to such person as the Directors may determine, subject to the Company or such person (as the case may be) paying to the holders of the B Shares so transferred such amount as they would be entitled to under Article 142(C) were the Company to be wound up on such day;

  (ii)
  cancel all or any B Shares so purchased in accordance with the Companies Act;

  (iii)
  in connection therewith, change the form of any B Shares held in uncertificated form to certificated form and cancel any relevant listing or trading of such B Shares (and the holders of the B Shares shall take such steps as may be required in connection with such change of form or cancellation of listing).

(F)
Class rights
(a)
The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the B Shares. The creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of B Shares.

(b)
A reduction by the Company of the capital paid up or credited as paid up on the B Shares and the cancellation of such shares shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose. The Company will be authorised to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act and without obtaining the consent of the holders of the B Shares) including by paying to the holders of the B Shares the preferential amounts to which they are entitled as set out above.

(c)
If at any time a currency other than pounds sterling is accepted as legal tender in the United Kingdom in place of or in addition to pounds sterling, the Directors shall be entitled, without the consent of holders of the New Ordinary Shares or the B Shares, to make such arrangements and adjustments in respect of the method of calculation and payment of any of the entitlements of holders of B Shares under these Articles as the Directors consider necessary, fair and reasonable in the circumstances to give effect to the rights attaching to the B Shares, including (without limitation) in respect of the calculation and payment of the B Share Continuing Dividend, notwithstanding the fact of such acceptance. Any such arrangements and adjustments shall not involve a variation of any rights attaching to the B Shares for any purpose.

(G)
Conversion into New Ordinary Shares at the Company's option
(a)
The Company may (subject to the provisions of the Companies Act) at any time after 8 August 2007, and will in any event before 31 December 2009, on the giving of not less than 10 days' nor more than 42 days' notice in writing to the holders of the B Shares, convert all but not some only of the outstanding B Shares into New Ordinary Shares on the date specified in the notice (the 'Conversion Date'). The conversion shall be on the basis of one New Ordinary Share for every (M/65) B Shares (where M represents the average of the closing mid-market quotations in pence of the New Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List (as maintained by the UK Listing Authority for the purposes of the Financial Services and Markets Act 2000, as amended) for the five Business Days immediately preceding the Conversion Date), fractional entitlements being disregarded and the balance of such shares (including any fractions) shall be deferred shares, which shall have the same rights and be subject to the same restrictions as the Deferred Shares of 10 pence set out in Article 142(I).

(b)
If the Company exercises its rights of conversion, the period commencing on the Payment Date preceding the Conversion Date and ending on such Conversion Date is called the 'Final Calculation Period' and the B Share Continuing Dividend in respect of such period shall be payable in arrears on the final Business Day of such period (the 'Final Payment Date'). In respect of the Final Calculation Period (if any), the amount of the B Share Continuing Dividend shall be the relevant proportion of the B Share Continuing Dividend which would have been payable if conversion had taken effect on the last day of the then current Calculation Period, the relevant proportion being the number of days from and including the last Payment Date to, but excluding, the Final Payment Date, divided by 365. The aggregate amount of the B Share Continuing Dividend payable to each holder of B Shares shall be rounded down to the nearest 1/10 penny.

(H)
Deletion of Article 142(A)-(H) when no B Shares in existence

  Article 142(A)-(H) shall remain in force until there are no longer any B Shares in existence whether by way of conversion into Deferred Shares, repurchase and cancellation or conversion into New Ordinary Shares or until 31 December 2009, whichever is earlier, notwithstanding any provision in the Articles to the contrary. Thereafter Article 142(A)-(H) shall be and shall be deemed to be of no effect (save to the extent that the provisions of Article 142(A)-(H) are referred to in other Articles) and shall be deleted and replaced with the wording 'Article 142(A)-(H) has been deleted', and the separate register for the holders of B Shares shall no longer be required to be maintained by the Company; but the validity of anything done under Article 142(A)-(H) before that date shall not otherwise be affected and any actions taken under Article 142(A)-(H) before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever.

Part 6 – Rights and restrictions attached to the Deferred Shares

The following summarises the rights of the Deferred Shares and the restrictions to which they are subject. These are reflected in the proposed amendments to National Grid Transco's Articles of Association.

(I)
Deferred Shares
(a)
Income

  The Deferred Shares shall confer no right to participate in the profits of the Company.

(b)
Capital

  On a return of capital on a winding-up (excluding any intra-group re-organisation on a solvent basis) there shall be paid to the holders of the Deferred Shares the nominal capital paid up or credited as paid up on such Deferred Shares after:

  (i)
  firstly, paying to the holders of the B Shares 65 pence per B Share held by them together with any outstanding entitlement to the B Share Continuing Dividend up to the Payment Date last preceding the return of capital; and

  (ii)
  secondly, paying to the holders of the New Ordinary Shares the nominal capital paid up or credited as paid up on the New Ordinary Shares held by them respectively, together with the sum of £100,000 on each New Ordinary Share.

  The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of the Company.

(c)
Attendance and voting at general meetings

  The holders of the Deferred Shares shall not be entitled to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

(d)
Form

  The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable except in accordance with Article 142(I)(f) below or with the written consent of the Directors.

(e)
Class rights

  The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of the Deferred Shares.

  The reduction by the Company of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act) without obtaining the consent of the holders of the Deferred Shares.

(f)
Transfer and purchase

  The Company may at any time (and from time to time), and will in any event before 31 December 2009, (subject to the provisions of the Companies Act) without obtaining the sanction of the holder or holders of the Deferred Shares:

  (i)
  appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all of the Deferred Shares or any part thereof (and/or an agreement to transfer the same) to the Company or to such person as the Directors may determine (whether or not an officer of the Company), in any case for not more than 1 pence for all the Deferred Shares then being purchased from him; and

  (ii)
  cancel all or any of the Deferred Shares so purchased by the Company in accordance with the Companies Act.

(J)
Deletion of Article 142(I)-(J) when no Deferred Shares in existence

Article 142(I)-(J) shall remain in force until there are no longer any Deferred Shares in existence or until 31 December 2009, whichever is earlier, notwithstanding any provision in the Articles to the contrary. Thereafter Article 142(I)-(J) shall be and shall be deemed to be of no effect (save to the extent that the provisions of Article 142(I)-(J) are referred to in other Articles) and shall be deleted and replaced with the wording 'Article 142(I)-(J) has been deleted', and the separate register for the holders of Deferred shares shall no longer be required to be maintained by the Company; but the validity of anything done under Article 142(I)-(J) before that date shall not otherwise be affected and any actions taken under Article 142(I)-(J) before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever.'

Part 7 – United Kingdom taxation in relation to the Return of Cash

The comments below are intended as a general guide only and are based on current United Kingdom tax law and HM Revenue and Customs' practice. The comments below apply only to Shareholders who are resident and ordinarily resident in the United Kingdom for tax purposes and who hold their Existing Ordinary Shares, New Ordinary Shares and B Shares beneficially as investments and not on trading account. The position may be different for any future disposal and may alter between the date of this document and the implementation of the Return of Cash.

The Return of Cash to participants in National Grid Transco Share Schemes may result in different tax consequences from those set out below for Shareholders and for further details of the tax consequences share scheme participants are referred to the separate letter addressed to them.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser. In particular, the attention of UK resident corporate shareholders is drawn to the provisions of the Finance Bill ordered to be printed on 25 May 2005 (the 'Finance Bill'). The Finance Bill contains provisions which, if enacted in their current form, could result in all returns on certain types of shares, whether capital or income in nature, being taxed as income under the loan relationship rules. It is considered that the Finance Bill provisions do not apply to the Existing Ordinary Shares, the B Shares or the New Ordinary Shares. However, Shareholders who are subject to tax in accordance with the 'loan relationship' rules should consult an appropriate adviser.

1    Capital Reorganisation

For the purposes of United Kingdom taxation of capital gains and corporation tax on chargeable gains ('CGT'):

(i)
the receipt of the New Ordinary Shares and B Shares arising from the Capital Reorganisation will be a reorganisation of the share capital of the Company. Accordingly, the New Ordinary Shares replacing a Shareholder's holding of Existing Ordinary Shares as a result of the Capital Reorganisation and the B Shares will be treated as the same asset as the Shareholder's holding of Existing Ordinary Shares, and as having been acquired at the same time as the Shareholder's holding of Existing Ordinary Shares was acquired. As a result of the Capital Reorganisation a Shareholder's original base cost in his or her Existing Ordinary Shares will be apportioned between the New Ordinary Shares and the B Shares by reference to their respective market values on the first day on which they are listed.

(ii)
the sale, on behalf of relevant Shareholders, of fractional entitlements to New Ordinary Shares, resulting from the Capital Reorganisation will not constitute a part disposal of his or her pool of Existing Ordinary Shares. Instead the amount of any payment received by the Shareholder will be deducted from the base cost of the B Shares and any New Ordinary Shares received.

2    Alternative 1: Single B Share Dividend

Income tax

The Company will not be required to withhold tax at source when paying the Single B Share Dividend.

A United Kingdom resident individual Shareholder who is liable to income tax at the starting or basic rate will pay no tax on the Single B Share Dividend unless it takes that Shareholder's income into the higher rate tax band.

A United Kingdom resident individual Shareholder who is liable to income tax at the higher rate, will be liable to pay tax equal to 25 per cent of the cash dividend received to the extent that the gross dividend, when treated as the top slice of that Shareholder's income, falls above the threshold for higher rate income tax.

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be liable to pay tax on the Single B Share Dividend.

United Kingdom resident corporate Shareholders will generally not be subject to corporation tax on the Single B Share Dividend.

Non-United Kingdom resident Shareholders will not generally be able to claim repayment from HM Revenue and Customs under any double tax treaty in respect of the Single B Share Dividend. A Shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident in the United Kingdom (for tax purposes) should consult their own tax adviser concerning their tax liabilities on dividends received from the Company.

Taxation of chargeable gains

For CGT purposes, the Single B Share Dividend (and the consequent conversion of the B Shares into Deferred Shares) will not be treated as giving rise to a disposal or part disposal of the B Shares.

Shareholders who receive the Single B Share Dividend should note that, consequent to the Capital Reorganisation, a proportion of the base cost, for CGT purposes, of their Existing Ordinary Shares will be attributed to the B Shares and this amount will continue to be attributed to those B Shares following their conversion into Deferred Shares (notwithstanding that the Deferred Shares have limited rights or value). Correspondingly, only a proportion of the base cost of the original holding of Existing Ordinary Shares will be available on a disposal of New Ordinary Shares.

A disposal of the Deferred Shares (including a repurchase of the Deferred Shares) will be treated as described in paragraph 3 below and may result in a Shareholder realising a capital loss. However, Shareholders liable to corporation tax should note that it is possible that Section 30 of the Taxation of Chargeable Gains Act 1992 could be regarded as being applicable to such a Shareholder who elects for the Single B Share Dividend. If that position applies, the effect would be broadly to deny any capital loss arising on disposal of the Deferred Shares to the extent that loss arises as a consequence of payment of the Single B Share Dividend.

3    Alternative 2: Initial Repurchase Offer

A sale of the B Shares by a Shareholder to JPMorgan Cazenove pursuant to the Initial Repurchase Offer should be treated as a normal third party disposal for UK tax purposes. Accordingly, the Directors have been advised that:

(i)
A Shareholder who disposes of the whole or part of a holding of B Shares pursuant to the Initial Repurchase Offer should realise a disposal for CGT purposes. This may, depending on individual circumstances, give rise to a liability to CGT. Any gain or loss will be calculated by reference to the difference between the repurchase price and the Shareholder's base cost in the B Shares disposed of. Shareholders are referred to paragraph 1(i) above for information on how the base cost attributable to their B Shares will be determined in the computation of any gain or loss arising.

(ii)
No part of the proceeds received by a Shareholder pursuant to the Initial Repurchase Offer should be an income distribution in the Shareholder's hands.

(iii)
The amount of CGT, if any, payable by an individual Shareholder as a consequence of accepting the Initial Repurchase Offer will depend on his or her personal tax position. No tax will be payable on any gain realised on a disposal of B Shares if the amount of the net chargeable gains realised by the shareholder, when aggregated with net chargeable gains realised by the Shareholder in the year of assessment in question (and after taking account of indexation and taper relief and such other exemptions and allowable losses as may be available in each case), does not exceed the annual exemption (£8,500 for 2005/2006). Broadly, any gains in excess of this amount will be taxed at a rate of 10 per cent for a taxpayer paying tax at the starting rate, 22 per cent for a taxpayer paying tax at the basic rate and 40 per cent for higher rate taxpayers. Indexation allowance will be available in respect of periods of ownership of Existing Ordinary Shares up to 5 April 1998 and taper relief may be available thereafter.

(iv)
A corporate Shareholder is taxable on all of its chargeable gains, subject to other reliefs. Taper relief is not available to a corporate Shareholder. However, corporate Shareholders are entitled to indexation allowance up to the date the chargeable gain is realised.

4    Alternative 3: B Share Continuing Dividend

Dividends payable on the B Shares will be subject to United Kingdom tax under the rules applicable to dividends. The current rules and rates of tax are the same as for the Single B Share Dividend.

5    Alternative 3: Future Repurchase Offers and other disposals of the B Shares

(i)
On a subsequent disposal of the whole or part of a Shareholder's holding of B Shares other than to the Company (or its agent), a Shareholder may, depending on his or her circumstances, be subject to CGT on the amount of any chargeable gain realised or realise a capital loss. Please refer to paragraph 1(i) above for details of the manner in which the Shareholder's allowable expenditure is allocated as between the New Ordinary Shares and the B Shares and to paragraph 3 for details of how a gain or loss is calculated and taxed where applicable.

(ii)
If the subsequent disposal is to the Company (or its agent), part of the consideration received would be characterised for tax purposes as an income distribution and therefore taxable as income. This will be the case to the extent that the payment does not represent a repayment of capital or is not equal to any new consideration received by the Company in respect of those shares. The B Shares will have a nominal value of 10 pence which will be treated as 'new consideration' for tax purposes. Therefore, on a disposal to the Company (or its agent) for 65 pence, 10 pence will be taxed as capital and the remaining 55 pence paid will be taxed in the same way as a dividend.

(iii)
For the avoidance of doubt, the disposal of the B Shares pursuant to any Future Repurchase Offers made by JPMorgan Cazenove will be treated in accordance with paragraph 5(i) above.

6    Section 703 Income and Corporation Taxes Act 1988 ('ICTA')

If section 703 ICTA applied in respect of the Initial Repurchase Offer or Future Repurchase Offers, United Kingdom resident individual and trustee shareholders might be liable to taxation as if they had received a dividend equal to the price received for the B Shares. The Company has not applied for a clearance under section 707 ICTA in this regard. However, the Company has been advised that section 703 ICTA should generally not apply to Shareholders who elect for the Initial Repurchase Offer or Future Repurchase Offers.

7    Section 215 ICTA

The Company has obtained clearance under section 215 ICTA in relation to the Return of Cash.

8    Conversion of B Shares into New Ordinary Shares

A subsequent conversion of all the B Shares into New Ordinary Shares will be a reorganisation of the share capital of the Company. Please see paragraph 1 above for details of the tax treatment of a reorganisation.

9    Stamp Duty and Stamp Duty Reserve Tax

Except in relation to depositary receipt arrangements or clearance services to which special rules apply:

(i)
No stamp duty or stamp duty reserve tax ('SDRT') will be payable on the issue of the B Shares.

(ii)
An agreement to sell B Shares will normally give rise to liability on the purchaser to SDRT, at the rate of 0.5 per cent of the actual consideration paid. If an instrument of transfer of the B Shares is subsequently produced it will generally be subject to stamp duty at the rate of 0.5 per cent of the actual consideration paid (rounded up, to the nearest £5). When such stamp duty is paid, the SDRT charge will be cancelled and any SDRT already paid will be refunded. Stamp duty and SDRT is generally the liability of the purchaser.

(iii)
Due to specific exemptions for market intermediaries, the Company understands that no liability for stamp duty or SDRT will arise on the purchase by JPMorgan Cazenove of B Shares pursuant to the Initial Repurchase Offer (or pursuant to any subsequent Repurchase Offer made by JPMorgan Cazenove or similar institution).

(iv)
For the avoidance of doubt, a sale of B Shares under the Initial Repurchase Offer or Future Repurchase Offers will not give rise to any liability to stamp duty or SDRT for the selling Shareholder.

(v)
There will be no stamp duty or SDRT charge if the B Shares are converted into New Ordinary Shares.

Part 8 – Additional information

1    Summary of the rights and restrictions attaching to the New Ordinary Shares

The rights and restrictions attaching to the New Ordinary Shares will be set out in the Articles of Association of the Company in relation to the Existing Ordinary Shares, as amended if the relevant resolutions are passed at the AGM and the EGM. These may be summarised, as regards income, return of capital and voting, as follows:

Income: Subject to the payment of the B Share Continuing Dividend on the B Shares, the holders of the New Ordinary Shares shall be entitled to be paid any further profits of the Company available for distribution and determined to be distributed. Any dividend payable on the New Ordinary Shares which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited and shall cease to remain owing by the Company.

Capital: On a return of capital on a winding-up (excluding any intra-group reorganisation on a solvent basis) after paying such sums as may be due in priority to the holders of any other class of shares in the capital of the Company, any further such amount shall be paid to the holders of the New Ordinary Shares rateably according to the amounts paid up or credited as paid up in respect of each New Ordinary Share.

Voting: The holders of the New Ordinary Shares shall be entitled in respect of their holding of such shares to receive notice of any general meeting of the Company and to attend and vote at any such general meeting. At any such meeting, on a show of hands, every holder of New Ordinary Shares present in person shall have one vote and every such holder present in person or by proxy shall upon a poll have one vote for every New Ordinary Share of which he is the holder.

2    Form

The New Ordinary Shares and the B Shares are not renouncable and will be transferable by an instrument of transfer in usual or common form. The New Ordinary Shares and the B Shares will be in registered form. The Company will apply for the New Ordinary Shares and the B Shares to be admitted to CREST with effect from Listing. Accordingly, settlement of transactions in the New Ordinary Shares and the B Shares may take place within the CREST system in respect of general market transactions.

3    CREST

In order to facilitate the B Share Alternative elections, the B Shares will, for the purposes of settlement in CREST only, be designated as 'interim B Shares' under the ISIN GB00B08SGZ23 for the period from the Listing (1 August 2005) until the Single B Share Dividend/Initial Repurchase Offer is made (8 August 2005). During this period CREST holders will have their accounts credited with 'interim B Shares' to allow them to elect electronically through the CREST system. From 8 August 2005, the B Shares will, for the purposes of dealings and settlement in CREST, be designated as 'B Shares' and will be quoted in the Daily Official List under the ISIN GB00B08SK721.

Accordingly, on 8 August 2005 those CREST holders who have elected to retain B Shares will have their CREST accounts credited with the 'B Shares' under the new ISIN GB00B08SK721.

If the Existing Ordinary Shares to which any election made on the enclosed Election Form relates are currently held in certificated form and are subsequently dematerialised into CREST before 5.00pm on 29 July 2005 (or such later time and/or date as the Directors may determine), any instruction given by the submission of an Election Form will become ineffective. Shareholders who subsequently hold their B Shares in CREST will need to submit a valid USE instruction in place of the submitted Election Form by 4.30pm on 5 August 2005.

If the Existing Ordinary Shares to which any USE instruction relates are currently held in CREST and are subsequently rematerialised into certificated form before 5.00pm on 29 July 2005 (or such later time and/or date as the Directors may determine), any USE instruction given will become ineffective. Shareholders who subsequently hold their B Shares in certificated form will need to submit a valid Election Form bearing details of the new shareholding account by 4.30pm on 5 August 2005. Election Forms can be obtained by telephoning Capita Registrars on 0870 162 3137 (or if calling from outside the United Kingdom +44 20 8639 3390) between 8.30am and 5.30pm on any Business Day.

4    Electing in CREST

Electing for Alternative 1

Shareholders who hold B Shares in CREST who wish to elect for Alternative 1: Single B Share Dividend need take no action. CREST holders who do not return a USE instruction will automatically receive the Single B Share Dividend payment on all of their B Shares.

Electing for Alternative 2

Shareholders who hold interim B Shares in CREST who wish to elect for Alternative 2: Initial Repurchase Offer should use the following procedure after their CREST accounts have been credited on 1 August 2005. The prescribed form of election is a USE instruction which, on its settlement, will have the effect of crediting a stock account of Capita Registrars under the participant ID and member account ID specified below, with the number of interim B Shares to be purchased.

The USE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i)
the number of interim B Shares to which the election relates;

(ii)
the participant ID of the holder of the interim B Shares;

(iii)
the member account ID of the holder of the interim B Shares from which interim B Shares are to be debited;

(iv)
the participant ID of Capita Registrars. This is RA10;

(v)
the member account ID of Capita Registrars. This is PURCHASE;

(vi)
the ISIN of the interim B Shares. This is GB00B08SGZ23;

(vii)
the Intended Settlement Date. This must be by 4.30pm on 5 August 2005;

(viii)
the corporate action number. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST; and

(ix)
input with standard delivery instruction priority of 80.

In order for an uncertificated election to be valid, the USE instruction must comply with the requirements as to authentication and contents set out above and must settle by 4.30pm on 5 August 2005.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a USE instruction may settle is 4.30pm on 5 August 2005.

Electing for Alternative 3

Shareholders who hold B Shares in CREST who wish to elect for Alternative 3: Future Repurchase Offers should use the following procedure after their CREST accounts have been credited on 1 August 2005. The prescribed form of repurchase is a USE instruction which, on its settlement, will have the effect of crediting a stock account of Capita Registrars under the participant ID and member account ID specified below, with the number of B Shares to be retained.

The USE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i)
the number of interim B Shares to which the election relates;

(ii)
the participant ID of the holder of the interim B Shares;

(iii)
the member account ID of the holder of the interim B Shares from which interim B Shares are to be debited;

(iv)
the participant ID of Capita Registrars. This is RA10;

(v)
the member account ID of Capita Registrars. This is RETAIN;

(vi)
the ISIN of the interim B Shares. This is GB00B08SGZ23;

(vii)
the Intended Settlement Date. This must be by 4.30pm on 5 August 2005;

(viii)
the corporate action number. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST; and

(ix)
input with standard delivery instruction priority of 80.

In order for an uncertificated election to be valid, the USE instruction must comply with the requirements as to authentication and contents set out above and must settle by 4.30pm on 5 August 2005.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a USE instruction may settle is 4.30pm on 5 August 2005.

5    Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (public holidays excepted) at the offices of Linklaters, One Silk Street, London EC2Y 8HQ and at the registered office of National Grid Transco at 1-3 Strand, London WC2N 5EH from the date of this document up to and including the date of the EGM and will also be available for inspection at the EGM:

(i)
the Memorandum and Articles of Association of the Company;

(ii)
the consent letter referred to in paragraph 6 of this Part 8;

(iii)
the list of proposed amendments to the Articles of Association in consequence of the Capital Reorganisation;

(iv)
the proposed contract between the Company and JPMorgan Cazenove referred to in paragraph (f) of resolution 1 of the notice of EGM;

(v)
this document; and

(vi)
the US Supplemental Memorandum.

6    Consent

JPMorgan Cazenove has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which it appears.

Part 9 – Definitions

ADRs	American Depositary Receipts of the Company issued under the Deposit Agreement evidencing ADSs (which may include either Existing ADRs or New ADRs, as the context may require)
ADR Holder	holders of Existing ADRs or New ADRs and/or B Shares, as the context may require
ADR Voting Instruction Card	the voting card enclosed with the US Supplemental Memorandum, for use by ADR Holders in connection with the EGM
ADSs	American Depositary Shares, each representing five Existing Ordinary Shares, evidenced by ADRs
Annual General Meeting/AGM	the annual general meeting of the Company to be held at The International Convention Centre, Birmingham at 2.00pm on 25 July 2005
B Share Alternatives	the alternatives of the Single B Share Dividend, the Initial Repurchase Offer or the Future Repurchase Offers
B Share Continuing Dividend	the non-cumulative preferential dividend payable in relation to each B Share at a rate of 75 per cent of 12 month LIBOR on the amount of 65 pence per B Share
B Shares	non-cumulative preference shares of 10 pence each in the capital of the Company
B Share Record Date	4.30pm on 5 August 2005
Board or Directors	the board of directors of National Grid Transco
Business Day	a day (other than a Saturday, Sunday or public holiday) on which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are open for general business in London
Capita Registrars	a trading division of Capita IRG Plc, the Company's registrars
Capital Reorganisation	the reorganisation of the Company's share capital comprising the issuance of B Shares and the Share Capital Consolidation
Cazenove Incorporated	Cazenove Incorporated, a company incorporated under the laws of the State of Delaware
Companies Act	the Companies Act 1985, as amended
Company	National Grid Transco plc, registered in England and Wales with company number 4031152
CREST	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which CRESTCo Limited is the Operator (as defined in such regulations)
CRESTCo	CRESTCo Limited, the Operator of CREST
CREST Proxy Instruction
a properly authenticated CREST message appointing and instructing a proxy to attend and vote in the place of the Shareholder at the Extraordinary General Meeting and containing the information required to be contained therein by the CREST Manual
Daily Official List	the official list maintained by the UK Listing Authority for the purposes of Part 6 of the Financial Services and Markets Act 2000, as amended
Deferred Shares	the unlisted deferred shares, the rights and restrictions of which are set out in Part 6 of this document
Deposit Agreement
the deposit agreement dated 21 November 1995, as amended and restated 6 October 1999, as further amended and restated 31 January 2002, among New National Grid plc (which has been renamed National Grid Transco plc), National Grid Group plc (which has been renamed National Grid Holdings One plc), the Depositary and owners and beneficial owners of ADRs issued thereunder
Depositary	The Bank of New York, as depositary, under the Deposit Agreement
Election Form	the form enclosed with this document by which a Shareholder may elect for the B Share Alternatives

Election Period	the period from 15 June 2005 until 4.30pm on 5 August 2005, during which time Shareholders and ADR Holders may make elections pursuant to the B Share Alternatives
Exchange Act	United States Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder
Existing ADRs	ADRs in existence prior to the Capital Reorganisation
Existing Ordinary Shares	issued ordinary shares of 10 pence each in the capital of the Company existing prior to the Capital Reorganisation
Extraordinary General Meeting/EGM	the Extraordinary General Meeting of the Company to be held at 2.15pm or, if later, immediately following the conclusion or adjournment of the AGM convened for 2.00pm on 25 July 2005
Form of Proxy	the form of proxy enclosed with this document, for use by Shareholders in connection with the EGM
Future Repurchase Offers	the offers expected to be made by JPMorgan Cazenove, acting as principal, to purchase B Shares on 8 August 2006 and 8 August 2007
Group	National Grid Transco plc and its subsidiaries
Initial Repurchase Offer	the initial offer by JPMorgan Cazenove, acting as principal, to purchase B Shares on 8 August 2005
ISIN	International Security Identification Number
JPMorgan Cazenove	JPMorgan Cazenove Limited and its affiliates, including Cazenove Incorporated, as the context may require
LIBOR
the rate for 12 month deposits in pounds sterling which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11.00am (London time) on the first Business Day of each B Share Dividend Calculation Period
Listing
the admission of B Shares and New Ordinary Shares to the Daily Official List becoming effective in accordance with the Listing Rules and the admission to trading of such shares on the London Stock Exchange's market for listed securities becoming effective in accordance with the rules of the London Stock Exchange
Listing Rules	the listing rules made by the UKLA for the purposes of Part 6 of the Financial Services and Markets Act 2000, as amended
London Stock Exchange	London Stock Exchange plc
National Grid Transco	National Grid Transco plc, registered in England and Wales with company number 4031152
National Grid Transco Share Schemes
the National Grid Transco Share Incentive Plan, the Lattice Group AESOP, the National Grid Transco Share Matching Plan 2002, the National Grid Transco Performance Share Plan, the National Grid Transco Share Award Plan 2004, the National Grid Transco Executive Share Option Plan 2002, the National Grid Transco Executive Share Option Plan 2000, the National Grid Transco Executive Share Option Scheme 1990, the National Grid Transco Savings Related Share Option Plan 2002, the National Grid Transco Savings Related Share Option Plan 2002 (No 2), the National Grid Group 1999 Savings Related Share Option Scheme, the Lattice Group Sharesave Scheme, the Lattice Group Long Term Incentive Scheme and the Lattice Group Short Term Incentive Scheme
New ADRs	following the Capital Reorganisation, the new ADRs of the Company, each representing 5 New Ordinary Shares, issued under the Deposit Agreement
New Ordinary Shares	following the Capital Reorganisation, the new ordinary shares of 11 17/43 pence each in the capital of the Company
Ordinary Shares	Existing Ordinary Shares or New Ordinary Shares, as the context may require

Record Date	5.00pm on 29 July 2005 (or such other time or date as the Directors may determine)
Repurchase Offer(s)	the Initial Repurchase Offer or the Future Repurchase Offers, as the context may require
Return of Cash	the transaction comprising the Capital Reorganisation and the B Share Alternatives
SEC	US Securities and Exchange Commission
Securities Act	United States Securities Act of 1933 (as amended) and the rules and regulations promulgated thereunder
Share Capital Consolidation
the consolidation and subdivision of the Existing Ordinary Shares in the manner set out in paragraphs (c) and (d) of the first special resolution in the notice convening the EGM set out at the end of this document
Shareholders	holders of Existing Ordinary Shares, New Ordinary Shares, Existing ADRs, New ADRs and/or B Shares, as the context may require
Single B Share Dividend	the dividend of 65 pence per B Share
US or United States	the United States of America, its territories, possessions, any State of the United States of America and the District of Columbia
US Holders or Holder	Holders of ADRs or US holders of Existing Ordinary Shares
US Information Agent	Mellon Investor Services LLC
US Supplemental Memorandum	the document prepared for US Holders to provide additional information regarding the Return of Cash that is relevant to them
USE instruction	Unmatched Stock Event instruction

Part 10 – Notice of Extraordinary General Meeting

National Grid Transco plc
(the 'Company')
(registered in England and Wales with company number 40 31152)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at The International Convention Centre, Birmingham at 2.15pm or, if later, immediately following the conclusion or adjournment of the Annual General Meeting of the Company on Monday 25 July 2005, to consider and, if thought fit, pass the following resolutions, of which resolutions 1, 3, 4 and 5 will be proposed as special resolutions and resolution 2 will be proposed as an ordinary resolution:

Resolution 1:

THAT, conditional on the admission to the Daily Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities becoming effective ('Listing') by 8.00am on 1 August 2005 (or such later time and/or date as the Directors may determine) of non-cumulative preference shares of 10 pence each (the 'B Shares') and ordinary shares of 11 17/43 pence each (the 'New Ordinary Shares') having the rights and restrictions set out in the Articles of Association of the Company as proposed to be amended pursuant to resolution 5 below:

(a)
the authorised share capital of the Company be and is hereby increased from £500 million to £815 million by the creation of 3,150 million B Shares of 10 pence each;

(b)
the Directors be and are hereby authorised to capitalise a maximum sum not exceeding £315 million standing to the credit of the Company's share premium account and to apply such sum in paying up in full the B Shares and are hereby authorised pursuant to Section 80 of the Companies Act 1985 (as amended) (the 'Companies Act') to allot and issue such B Shares credited as fully paid up, up to an aggregate nominal amount of £315 million to the holders of the ordinary shares in the Company (the 'Existing Ordinary Shares') on the basis of one B Share for each Existing Ordinary Share held and recorded on the register of members of the Company at 5.00pm on 29 July 2005 (or such other time and/or date as the Directors may determine), provided that the authority hereby conferred shall expire at the conclusion of the Annual General Meeting to be held in 2006 or within 15 months from the date of the passing of this resolution, whichever is the earlier;

(c)
each Existing Ordinary Share as shown in the register of members of the Company at 5.00pm on 29 July 2005 (or such other time and/or date as the Directors may determine) be and is hereby subdivided into 43 shares of 10/43 pence each and forthwith upon such subdivision every 49 shares of 10/43 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share of 11 17/43 pence, PROVIDED THAT no member shall be entitled to a fraction of a share and all fractional entitlements arising out of such subdivision or consolidation shall be aggregated into New Ordinary Shares and the whole number of New Ordinary Shares so arising and any remaining shares of 10/43 pence sold and the net proceeds of sale in excess of £1 distributed in due proportion among those Shareholders who would otherwise be entitled to such fractional entitlements and any proceeds of sales not exceeding £1 retained by the Company and donated to a charity of the Company's choice;

(d)
following the capitalisation issue referred to in paragraph (b) above and the subdivision and consolidation referred to in paragraph (c) above, each authorised but unissued Existing Ordinary Share (up to such number as will result in a whole number of New Ordinary Shares and any balance remaining unconsolidated) be and is hereby subdivided into 43 shares of 10/43 pence each and forthwith upon such subdivision every 49 shares of 10/43 pence each resulting from such subdivision be and are hereby consolidated into a New Ordinary Share;

(e)
the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act) of B Shares, provided that:

(i)
the maximum number of B Shares authorised to be repurchased is 10 per cent of the total number of B Shares created;

(ii)
the maximum price which may be paid for each B Share is 65 pence (free of all dealing expenses and commissions);

(iii)
the minimum price which may be paid for each B Share is 10 pence (free of all dealing expenses and commissions); and

(iv)
the authority hereby conferred unless previously renewed shall expire at the conclusion of the Annual General Meeting to be held in 2006 or 15 months from the date of the passing of this resolution, whichever is the earlier, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of shares may be made in pursuance of any such contract; and

(f)
the terms of the proposed contract between: (1) JPMorgan Cazenove Limited ('JPMorgan Cazenove'); and (2) the Company under which JPMorgan Cazenove will be entitled to require the Company to purchase B Shares from them (a draft of which is produced to the meeting and signed for the purposes of identification by the Chairman) be and are hereby approved and authorised for the purposes of Section 165 of the Companies Act and otherwise but so that such approval and authority shall expire 18 months from the date of the passing of this resolution.

Resolution 2:

THAT, the Directors be generally and unconditionally authorised, pursuant to Section 80 of the Companies Act, to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Companies Act) up to an aggregate nominal value of £103 million, provided that this authority shall (unless renewed, varied or revoked by the Company in general meeting) expire on 24 July 2010, save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired and provided further that this authority shall be in substitution for and supersede and revoke all earlier such authorities conferred on the Directors.

Resolution 3:

THAT, the Directors be empowered pursuant to Section 95 of the Companies Act to allot equity securities (as defined in Section 94(2) of the Companies Act) for cash, pursuant to the general authority conferred on them by resolution 2 and/or to sell equity securities held as treasury shares for cash pursuant to Section 162D of the Companies Act, in each case as if Section 89(1) of the Companies Act did not apply to such allotment or sale provided that this power shall be limited to:

(a)
any such allotment and/or sale of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any holder of treasury shares) where the equity securities respectively attributable to the interests of all ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of New Ordinary Shares deemed to be held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(b)
any such allotment and/or sale, otherwise than pursuant to paragraph (a) above, of equity securities for cash up to an aggregate nominal value of £15 million,

and this power shall (unless renewed, varied or revoked by the Company in general meeting) expire on 24 July 2010, provided that the Company may at any time before such expiry make an offer or agreement which would or might require equity securities to be allotted or equity securities held as treasury shares to be sold after such expiry and the Directors may allot equity securities and/or sell equity securities held as treasury shares pursuant to any such offer or agreement as if the power conferred hereby had not expired and provided further that this authority shall be in substitution for and supersede and revoke all earlier such authorities conferred on the Directors.

Resolution 4:

THAT, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act) of Ordinary Shares, provided that:

(a)
the maximum number of Ordinary Shares to be repurchased is 271,185,097 New Ordinary Shares upon resolution 1 being passed, or 309,024,879 Existing Ordinary Shares should resolution 1 not be passed;

(b)
the maximum price which may be paid for any such Ordinary Shares is an amount equal to 105 per cent of the average of the middle-market quotations for an Ordinary Share as derived from the Daily Official List for the five Business Days immediately preceding the day on which the purchase is made;

(c)
the minimum price which may be paid for each Ordinary Share is 11 17/43 pence for each New Ordinary Share upon resolution 1 being passed, or 10 pence for each Existing Ordinary Share should resolution 1 not be passed; and

(d)
the authority hereby conferred unless previously renewed shall expire at the conclusion of the Annual General Meeting to be held in 2006 or 15 months from the date of the passing of this resolution, whichever is the earlier, a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of shares may be made in accordance with any such contract.

Resolution 5:

THAT, the Articles of Association of the Company shall be and are hereby amended in the manner set out in the list of amendments produced to the meeting and initialled for the purpose of identification by the Chairman.

By order of the Board, Helen Mahy Group General Counsel and Company Secretary	Registered office: 1-3 Strand London WC2N 5EH
6 June 2005

Notes:

1.
A Shareholder of National Grid Transco who is entitled to attend and vote at the EGM but is unable or does not wish to attend is entitled to appoint a proxy or proxies to attend and vote on his/her behalf. A proxy does not need to be a Shareholder. Unless specified otherwise the Chairman of National Grid Transco will act as proxy and vote on a poll as directed by the appointing Shareholder. Shareholders will have been sent a Proxy Card that includes instructions on how to complete it. If you do not have a Proxy Card and believe that you should, please contact Capita Registrars on 0870 162 3137 (or +44 20 8639 3390 if calling from outside the United Kingdom).

2.
To be valid any Proxy Cards or other Proxy Instructions must be received by post or (during normal business hours only) by hand at Capita Registrars, Corporate Actions, PO Box 40, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4YL no later than 2.15pm on 23 July 2005. The return of a completed Proxy Card or CREST Proxy Instruction will not prevent you from attending the EGM and voting in person if you wish to do so.

3.
ADR Holders on the register with The Bank of New York should complete an ADR Voting Instruction Card and return it to the Depositary at National Grid Transco plc, PO Box 11244, Church Street, New York, NY10203-0244. This card represents an instruction relating to the voting rights of the Ordinary Shares underlying the ADRs.

4.
ADR Voting Instruction Cards should be returned before 5.00pm (New York City time) on 18 July 2005.

5.
Anyone holding their ADRs through a bank, broker or other financial institution should consult with the institution to determine the deadline by which their voting instructions must be returned.

6.
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

7.
Any message, regardless of whether it relates to the appointment of a proxy or to an amendment to an instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST participant ID RA10) by 6.00pm on 22 July 2005. After this time any change to instructions to proxies appointed through CREST should be communicated to the agent by other means.

8.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the register of members of the Company as at 6.00pm on 23 July 2005 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00pm on 23 July 2005 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements which are subject to assumptions, risks and uncertainties; actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the key timing and success of future acquisition opportunities. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the SEC. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid Transco does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document.

In accordance with normal UK practice and pursuant to exemptive relief granted by the SEC from Rule 14e-5, National Grid Transco and its nominees or brokers and JPMorgan Cazenove and its affiliates may make certain purchases of, or arrangements to purchase, B Shares outside the United States during the period in which the Initial Repurchase Offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and with the exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with applicable UK rules, the rules of the UK Listing Authority and the rules of the London Stock Exchange. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom. Information regarding such activities which is required to be made public in the United Kingdom will also be made available to the US Information Agent.

In the United States, National Grid Transco will file a Tender Offer Statement containing this document, the US Supplemental Memorandum, the Election Form and the Letter of Election and Transmittal for Shareholders and ADR Holders, respectively, and other related documentation with the SEC on Schedule TO. Free copies of the Schedule TO and the other related documents to be filed by National Grid Transco in connection with the B Share Alternatives will be available from the date this document and the US Supplemental Memorandum are mailed to US Holders on the SEC's website at http://www.sec.gov.

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Table of contents
Part 1 – Letter from the Chairman of National Grid Transco plc
Part 2 – Expected timetable of events 1
Part 3 – Completing your Election Form
Part 4 – Details of the Return of Cash
Part 5 – Rights and restrictions attached to the B Shares
Part 6 – Rights and restrictions attached to the Deferred Shares
Part 7 – United Kingdom taxation in relation to the Return of Cash
Part 8 – Additional information
Part 9 – Definitions
Part 10 – Notice of Extraordinary General Meeting